Exhibit 99.1

VIQ Solutions to Report Third Quarter 2023 Financial Results on Friday, November 10, 2023

PHOENIX, ARIZONA, November 3, 2023 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX:VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, will release its financial results for the third quarter ended September 30, 2023, after market close on Friday, November 10, 2023. VIQ management will host a conference call to discuss these results on Monday, November 13 at 11:00 AM Eastern Time.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-888-440-4052 (North America toll-free) or +1-646-960-0827 (international) to be connected to the call by an operator using conference ID number 4983233. Participants should dial in at least 10 minutes prior to the start of the call.

A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:

VIQ Solutions

Phone: (800) 263-9947

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions Inc.

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.